TAHAWI aerospace Corp
205 D Chubb Ave, Suite 240
Lyndhurst, NJ 07071

October 31, 2016

Re: TAHAWI Aerospace Corp.
Amendment No. 1 to the Offering Statement on Form 1-A
Filed October 4, 2016
File No. 024-10617

Dear Justin,

I'm in receipt of your comment letter dated October 31, 2016, and after reviewing the five comments we have amended/responding as follow:

Regarding the first comment:

(General
1. We note your disclosure that you intend to use the proceeds from this offering to acquire assets from Mael Aircraft. However, we also note that you have included these assets on your balance sheet. In addition, on pages 11, 25, 36 and throughout, your disclosure indicates that you have already acquired such assets. Please clarify whether you have acquired such assets and revise for consistency.)

Response:

We have already acquired the Mael assets and in return we have paid Mael shareholders in lieu of shares in TAHAWI aerospace, which it's included in this offering as part of our shareholders. We should be able to include in our financials Mael assets since we have exchanged the assets in TAHAWI's shares. However, the cash payment component will take place post offering as per agreement.

(Cover Page
2. Please include the legend required by Rule 254(a) of Regulation A. In addition, please disclose the termination date and the arrangements you have made to place the funds received in an escrow account.)

Response:
Amended.

(Plan of Distribution, page 9
3. Please disclose here, if true, that if you do not sell 2,500,000 securities you will promptly return the funds to subscribers and disclose the arrangements you have made to return the funds to subscribers.)

Response:
Amended.

(Achievable market share and financial projection, page 21
4. 4. Please tell us why you believe it is reasonable to include projections beyond one year given the company's development stage and lack of aircraft production or revenues to date. Otherwise, please revise to limit your projections to no more than one year. Refer to paragraph (b) of Part II of Form 1-A.)

Response:

The company is in a development stage and lack aircraft production revenue to date, however, the one year projection required by the Rules is not enough for our investors. It's reasonable to include more than one year as a preliminarily projections. The Rules doesn't prohibit the company from including more than one year initial projection, furthermore the projections we have included is reasonable according to industry standard.

Signatures
5. Please have the offering statement signed by your principal financial officer, principal accounting officer and a majority of the members of your board of directors.

Amended.

Please let me know if you have any questions or concerns.

Best Regards



By/s/ Andy Altahawi

Andy Altahawi,Ph D
President
TAHAWI aerospace Corp
205 Chubb Ave, Suite 240
Lyndhurst, NJ 07071